UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-13624

________________________________x

In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust

________________________________x

First Amended and Restated Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to amend an order under Section 6(c) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

________________________________x

All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Clifford Chance US LLP
335 Madison Avenue	31 West 52nd Street
New York, NY 10017	New York, NY 10019

Page 1 of 23 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 3, 2009

I.	INTRODUCTION

          In this first amended and restated application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Prior Order”).2

          The Prior Order permitted, among other things: (a) series of an open-end management investment company (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices; (b) secondary market

[1]

All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the existing terms of this Application.

[2]

Applicants previously submitted an application with the Commission (File No. 812-12947) on March 25, 2003, as amended (the “Domestic Application”), requesting relief with respect to the offering of funds based on indexes of domestic equity securities. The Domestic Application was noticed in Release No. IC-27283 dated April 7, 2006 and the order granting the relief requested was contained in Release No. IC-27311 dated May 2, 2006 (the “Domestic Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13339-01) on November 1, 2006, as amended (the “Foreign Application”), requesting relief with respect to the offering of funds based on indexes of foreign equity securities and the elimination of Condition 1 from the Domestic Application. The Foreign Application was noticed in Release No. IC-27694 dated January 31, 2007 and the order granting the relief requested was contained in Release No. IC-27742 dated February 27, 2007 (the “Foreign Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13426) on September 27, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of funds based on indexes of fixed income securities. The Fixed Income Application was noticed in Release IC-28007 dated September 28, 2007 and the order granting the relief requested was contained in Release No. IC-28021 dated October 24, 2007 (the “Fixed Income Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13507) on March 10, 2008, as amended (the “Hard Assets Application”), requesting relief with respect to the offering of funds based on equity securities indexes for which the investment adviser may be deemed a sponsor. The Hard Assets Application was noticed in Release IC-28349 dated July 31, 2008 and the order amending the Domestic Order, the Foreign Order and the Fixed Income Order granting the relief requested was contained in Release No. IC-28365 dated August 25, 2008 (the “Hard Assets Order”). The Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application are collectively referred to as the “Prior Application” and the Domestic Order, Foreign Order, Fixed Income Order and Hard Assets Order are collectively referred to as the “Prior Order.” All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) dealers to sell such Shares to secondary market purchasers unaccompanied by a statutory prospectus (“Prospectus”) when prospectus delivery is not required by the Securities Act of 1933, as amended (the “Securities Act”); (d) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (e) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of Shares of such Funds. The Funds seek to track the performance of equity and fixed income indexes developed by either (i) third parties that are not “affiliated persons” (as such term is defined in Section 2(a)(3) of the Act), or affiliated persons of affiliated persons, of the Trust, the Adviser, any sub-adviser to a Fund, the Distributor or a promoter of a Fund or (ii) by the Adviser who may be deemed a sponsor of an underlying index due to licensing arrangements between the Adviser and S-Network Global Indexes, LLC or other similar arrangements.

          The Prior Order also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act, (ii) permitted each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B) and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such Fund.

          Under the Prior Order, no entity that creates, compiles, sponsors or maintains an underlying index is, or will be, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor, promoter or any sub-adviser to a Fund. Applicants seek an Order to offer certain Funds based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser as defined in Section 2(a)(3) of the Act, is an Index Provider (each a “Self Indexing Fund”). Applicants request that the Order apply to any Self

Indexing Funds, including Self Indexing Funds offered in the future that are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser and operate pursuant to the terms and conditions of the Prior Order, as amended by this Application. Applicants also request that the Order extend the relief permitting each Fund and/or Broker to sell Shares of an Acquiring Fund beyond the limits of Section 12(d)(1)(B) to apply to the extent necessary to Self Indexing Funds.

          The requested relief is virtually identical to the prior relief granted by the Commission to the exchange-traded funds (“ETFs”) issued by the WisdomTree Trust3 (“WisdomTree Trust”) and IndexIQ ETF Trust4 (“IndexIQ”).

          Applicants also seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Application for the Prior Order by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Application and in the conditions.

          Except as specifically noted herein, all representations contained in the Prior Application relating to the operation of the Funds are equally applicable to any Self Indexing Funds. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

          Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[3]	See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”).

[4]	See In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (“IndexIQ Order”).

II.	BACKGROUND

	A.	THE APPLICANTS.

          The Trust – The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 29 investment portfolios. Each investment portfolio of the Trust has or will have a distinct investment objective to track a particular index and will utilize either a replication or representative sampling strategy which will be disclosed with regard to each investment portfolio of the Trust in its Prospectus.5 The Trust is managed by a board of trustees.

          The Adviser – Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

          The Distributor – Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute Shares on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

B.	THE FUNDS.

          The Self Indexing Funds will operate in a manner identical to that of the Funds that were the subject of the Prior Order, except as described in this Application.

[5]

All representations and conditions contained in this Application that require an investment portfolio to disclose particular information in its Prospectus and/or annual report shall be effective with respect to the investment portfolio of the Trust until the time that the investment portfolio of the Trust complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

C.	THE UNDERLYING INDEXES AND LICENSING ARRANGEMENTS

          Each underlying index for a Self Indexing Fund (each an “Underlying Index”) is or will be a rules based index comprised of equity and/or fixed income securities (including depositary receipts). A wholly owned subsidiary of the Adviser domiciled in Germany (the “Index Provider”) will create and/or own a proprietary, rules based methodology (“Rules-Based Process”) to create indexes for use by the Self Indexing Funds and other equity or fixed income investors. The Underlying Indexes will be “transparent,” meaning that (i) both the Rules-Based Process and the composition of each Underlying Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Underlying Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public. The Index Provider, as owner of the Underlying Indexes and all intellectual property related thereto, intends to license the use of the Underlying Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Self Indexing Funds. The licenses for the Self Indexing Funds will specifically state that the Adviser must provide the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self Indexing Funds.

D.	THE NEED FOR EXEMPTIVE RELIEF

          Under the Prior Order, no Index Provider is or will be an affiliated person, or an affiliated person of an affiliated person, of the Trust, the Adviser or any Sub-Adviser to a Self Indexing Fund, Distributor or promoter of a Self Indexing Fund.

          Applicants believe that each Self Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Order except that the Self Indexing Funds will seek to track Underlying Indexes that will be provided by the Index Provider. Indeed, Applicants submit that, were the Index Provider not an “affiliated person” of the Adviser, the Trust and the Self Indexing Funds, (i) each Self Indexing Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, currently trading and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self Indexing Funds will be virtually identical to that of the ETFs issued by WisdomTree Trust and IndexIQ, and but for the presence of the affiliated Index Provider, the Funds. Applicants further submit that the operation of the Self Indexing Funds and the Self Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

          Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be an “affiliated person” of the Adviser are not actual concerns, and will not have any impact on the operation of the Self Indexing Funds, because the Underlying Indexes will maintain transparency, the Self Indexing Funds’ portfolios will be transparent and the Index Provider, the Adviser, any Sub-Adviser and the Funds each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”). Among other things, the policies and procedures adopted by the Index Provider, the Adviser, any Sub-Adviser and the Self Indexing Funds to address any potential conflicts of interest (“Policies and Procedures”) will be designed to limit or prohibit communication between the “Index Administrator” (the employee of the Index Provider with ultimate responsibility for the Underlying Indexes and Rules-Based Process), the “Index Group” (the employees of the Index Provider with ultimate responsibility for the Underlying Indexes and the Rules-Based Process) and the employees of the Adviser with respect to issues related to the maintenance, calculation and reconstitution of the Underlying Indexes. In conjunction with the Policies and Procedures, the restrictions on the Rules-Based Process will prevent the Adviser, or any person affiliated with it or any Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from an Underlying Index or from any Self Indexing Fund that track the Underlying Indexes.

          Applicants assert that the Underlying Indexes will be as transparent as other indexes used by existing ETF precedent. Like the indexes used by ETFs currently trading, the Underlying Indexes owned by the Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Index Provider will publish in the public domain, including on its website and/or the Self Indexing Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Underlying Indexes. Applicants believe that this will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Of course, like all index providers, the Index Provider reserves the right to modify the Rules-Based Process in the future. While the Index Provider does not presently contemplate specific changes to the Rules-Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Underlying Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Group has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Administrator and Index Group are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it or any Self Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Self Indexing Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Underlying Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Underlying Indexes that will be owned by the Index Provider will be as transparent as other indexes underlying existing ETFs.

E.	POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST

          The limitation in the Prior Order referred to above is based on concerns regarding the following conflicts of interest that could result if the Index Provider has one of the proscribed relationships with the Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Self Indexing Fund: the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self Indexing Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

          Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side by side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. The Adviser and the Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

          First, the Adviser will disclose the potential for conflicts to the Self Indexing Funds and their shareholders. Second, as discussed further herein, the Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of each Underlying Index and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4) 7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest among the Self Indexing Funds, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self Indexing Funds, as index funds, minimizes the potential for conflicts as the investment strategies of each Self Indexing Fund will be constrained by its objective to track the performance of its Underlying Index. It is not contemplated that the Adviser or any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self Indexing Fund. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

          To the extent the Self Indexing Funds transact with an affiliated person of any Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Application. Subject to the approval of the Self Indexing Funds’ board of trustees (“Board”), affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Funds. The Board will consider, among other things, whether such Adviser Affiliates or Sub-Adviser Affiliates provide substantially identical services to other investment companies.

F.	INDEX PROVIDER AND INDEX CALCULATION AGENT

	1.	General

          As owner of the Underlying Indexes, the Index Provider will enter into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent.” The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self Indexing Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Underlying Index Constituents that will comprise each Underlying Index and will perform all calculations necessary to determine the proper make-up of each such Underlying Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Underlying Index, as well as the dissemination of the values of each Underlying

Index and (ii) the Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Underlying Index on the relevant Reconstitution Dates and Rebalance Dates.6

          The Calculation Agent will disseminate Underlying Index information through one or more unaffiliated third party data providers, which is available to subscribers. Underlying Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”7 of each Underlying Index will be calculated by the Calculation Agent and disseminated every 15 seconds to the Securities Industry Automation Corporation (“SIAC”) so that such Underlying Index values can print to the Consolidated Tape. Information about each Underlying Index, including data on Underlying Index Constituents and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Underlying Index (“Rule Book”). The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Administrator and the Index Group do not, and will not, have any responsibility for management of the Self Indexing Funds.

2.	Component and Weighting Changes

          In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Underlying Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Underlying Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”)8 and to rebalance the

[6]	The Index Provider will reserve the right to modify the Rules-Based Process in the future.

[7]

A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price Index value” reflects only price appreciation (or depreciation) of the constituent securities.

[8]

Certain Underlying Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Index will be made available on the Website and will also be disclosed in the Prospectus for each such Fund.

Underlying Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). For Underlying Indexes with more frequent reconstitution, individual Underlying Index Constituents will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Underlying Indexes. Apart from providing such data to the Calculation Agent, the Index Provider will not disclose any information concerning the identity of Index Constituents that have been added to, or deleted from, each Index, or the weightings of such Underlying Index Constituents, to the Adviser, any Sub-Adviser, the Self Indexing Funds or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Administrator and the Index Group in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Index Provider, its Index Group and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of the Index Provider, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Self Indexing Funds, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self Indexing Funds until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

          The new Underlying Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self Indexing Funds and the Accounts). Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Underlying Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).

          New Index Constituents may be added to any Underlying Index on a day other than the Reconstitution Date only if there is a change to the Rules-Based Process that results in such new constituents being added to such Underlying Index. Changes to the Rules-Based Process resulting in the addition of Underlying Index Constituents to any Underlying Index on a day other than the Reconstitution Date should occur only infrequently, if at all. Underlying Index Constituents may be deleted from an Underlying Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules-Based Process or (ii) the occurrence of “corporate actions” as set forth in the Rule Books. These deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Underlying Index Constituents will not be added to any Underlying Index other than on a Reconstitution Date.

          As is the case with other index ETFs, each Self Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self Indexing Fund to do so. Additions to and deletions from a Self Indexing Fund’s portfolio holdings could be made (i) immediately or shortly after a change to its Underlying Index’s Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Underlying Index’s Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self Indexing Fund’s portfolio holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self Indexing Fund’s tracking error against its Underlying Index.

G.	TRANSPARENCY OF UNDERLYING INDEXES

          The Index Provider will describe the basic concept of each Underlying Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Apart from notifying the Calculation Agent, the Index Administrator will not provide any employee or director of the Index Provider (excepting other members of the Index Group), Adviser, any Sub-Adviser or the Self Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.9

          The Website will also include information designed to educate investors. The Calculation Agent will make available to the Index Provider information on its Underlying Indexes that the Index Provider will make available to the general public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Underlying Index Constituents of each Underlying Index and their respective weightings in each Underlying Index as of the close of the prior Business Day, the portfolio holdings held by each Self Indexing Fund and their respective weightings, and each Self Indexing Fund’s per share NAV, last-traded price and a calculation of the premium or discount of such price against such NAV, all as of the prior Business Day. The components and weightings of the Underlying Indexes, as well as the portfolio holdings of each Self Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

          Changes to the constituents of each Underlying Index made by the Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such Index

[9]

However, in accordance with the Policies and Procedures, the Index Administrator may make such information available to very senior management or members of the Adviser or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser. The Adviser will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Underlying Indexes.

Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the Index Provider employees outside of the Index Group, the Adviser, any Sub-Adviser nor any Self Indexing Fund, is notified of actions prior to the general investing public, except as described herein.

          Applicants believe that each Underlying Index will maintain transparency. All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs. The Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Underlying Indexes. Also, the Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to Index Constituents or methodology, except as described herein. These policies will specifically prohibit the member of the Index Group from sharing any non-public information about the Underlying Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self Indexing Funds. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self Indexing Funds from sharing any non-public information about the management of the Self Indexing Funds with any personnel of the Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes. The Adviser has and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

          In addition, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self

Indexing Funds. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub-Adviser, on behalf of the Self Indexing Funds, and the public at the same time, except as otherwise described herein.

          The Index Administrator and other Index Group members will be employees of the Index Provider. The Calculation Agent is not, and will not be, affiliated with the Index Provider, the Adviser or any Sub-Adviser. The Index Group personnel responsible for creating and monitoring the Underlying Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes are employees of separate organizations and will be located in physically separate offices. Members of the Index Group, including the Index Administrator, will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities. Furthermore, the Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements10 on all members of the Index Group.

          The portfolio managers responsible for day-to-day portfolio management of the Self Indexing Funds will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self Indexing Funds will be employees of the Adviser. The personnel of the Adviser and those of any Sub-Adviser responsible for any day-to-day portfolio management will be employees of separate organizations. Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Underlying Indexes. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the

[10]

The Index Provider will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” will include any security that is an Underlying Index Constituent of any Underlying Index upon which a Self Indexing Fund is based. The “Blackout Period” is a time period which extends seven calendar days—from the close of trading a full 24 hours before the Self Indexing Fund or portfolio manager for such Self Indexing Fund receives its rebalance or reconstitution information from the Index Provider until three trading days after such Self Indexing Fund or portfolio manager receives its rebalance or reconstitution information from the Index Provider. For example, if a Self Indexing Fund or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

management of a Self Indexing Fund to comply with the Restricted List and Blackout Period requirements. The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

H.	THE SELF-INDEXING FUNDS DO NOT RAISE CONCERNS

1.	Portfolio Transparency, “Front Running” and “Free Riding.”

                    As discussed throughout this Application, Applicants believe that the information about each Self Indexing Fund’s portfolio holdings, the composition of its Underlying Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of the Creation Deposit, on a per Share basis, and each Underlying Index will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

                    Applicants believe that the disclosure of Self Indexing Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self Indexing Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self Indexing Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Self Indexing Fund’s investment strategies without paying the Self Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

2.	Arbitrage Mechanism.

                    Applicants assert that the arbitrage opportunities offered by the Self Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

                    Applicants have every reason to believe that the design, structure and transparency of the Self Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self Indexing Funds should trade at prices close to NAV and should reflect the value of each Self Indexing Fund’s portfolio.

3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

                    In the IndexIQ Order and WisdomTree Order, the Commission considered the potential conflicts presented with an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.11 Applicants believe the potential conflicts of interest presented and addressed in the IndexIQ Order and WisdomTree Order are identical to the potential conflicts created by the operation of the Self Indexing Funds and the

[11]	See footnotes 4 and 5, supra.

Underlying Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

III.	IN SUPPORT OF THE APPLICATION

          The Self Indexing Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds. The requested relief would amend the Prior Order to apply to the Self Indexing Funds whose Underlying Indexes are provided by an affiliated index provider. The Self Indexing Funds will comply with the terms and conditions of the Prior Order as amended by this Application.

          Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in this Application, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Self Indexing Fund; and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

IV.	DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(d) OF THE ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

          Applicants seek to amend the Prior Order to delete the relief granted from the requirements of Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Descriptions including in the conditions, and the deletion of condition 7 to the Prior Order. 12

          Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Application and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to ETFs as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

V.	CONDITIONS

          Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

VI.	REQUEST FOR ORDER

          Applicants respectfully request that the Commission grant an Order (i) amending the Prior Order and (ii) deleting the exemption from Section 24(d) granted by the Prior Order.

VII.	AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

[12]

Condition 7 states “Before an Index Fund may rely on this order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

          Joseph J. McBrien is authorized to sign and file this document on behalf of Van Eck Associates Corporation pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President of the Distributor; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary of the Trust.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Title: Senior Vice President and Secretary

Dated as of: June 3, 2009

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated June 3, 2009 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Date: June 3, 2009